RMS

Securities and Exchange

MAR 0 1 2018

RECEIVED

18005938



ANNUAL AUDITED REPORT FORM X-
17A-5 PART III
FACING PAGE

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-16555

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D L Baker & Co., Incorporated DBA Baker & Co., Incorporated

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

19111 Detroit Rd. Suite 100

(No. and Street)

Rocky River	Ohio	44116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa J Henahan   216-696-0167

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Maloney + Novotny LLC.

(Name – if individual, state last, first, middle Name)

1111 Superior Ave. 7th Floor	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See
Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB control number.   SEC1410 (06-02)



OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated DBA Baker & Co., Incorporated , as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH H. NAHRSTEDT
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 10/6/18

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.

X (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com



Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D.L. Baker & Co., Incorporated as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D.L. Baker & Co., Incorporated's management. Our responsibility is to express an opinion on D.L. Baker & Co., Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to D.L. Baker & Co., Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as D.L. Baker & Co., Incorporated's auditor since 2007.

Cleveland, Ohio
February 16, 2018

Business Advisors and Certified Public Accountants
Cleveland | Canton | Columbus | Delaware | Elyria | Worthington



D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 53,686	$ -	$ 53,686
Restricted cash	50,000	-	50,000
Receivable - clearing broker	45,742	2,127	47,869
Marketable securities owned - at market value	858,510	-	858,510
Furniture and equipment at cost, less accumulated depreciation of $18,756	-	906	906
Total assets	$ 1,007,938	$ 3,033	$1,010,971

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$ 15,769	$ -	$ 15,769
Commitments and contingencies			
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			599,688
Total shareholders' equity			995,202
Total liabilities and shareholders' equity			$1,010,971

The accompanying notes are an integral part of this financial statement.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company provides financial planning and advisory services. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B.   Cash and Cash Equivalents- Cash and cash equivalents consist of cash and money market funds. At December 31, 2017, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which are insured up-to FDIC limits.

C.   Receivables and Credit Policies-Receivables from clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Accounts are charged off when management determines the cost of collection efforts exceeds the balance due. In the opinion of management, at December 31, 2017, all receivables were considered collectible and no allowance was necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities owned- Marketable securities consist primarily of equities and mutual fund shares and are classified as trading securities, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized gains on investments of $92,208 are included in trading gains - net in the statement of income. Total realized gains were $67,584 as of December 31, 2017. Shares in NASDAQ Stock Market, Inc. Intercontinental Exchange Group Inc., and Goldman Sachs Capital Growth Fund comprised approximately 90% of the Company's total investments as of December 31, 2017.

E. Furniture and Equipment-Furniture and Equipment – Furniture and equipment are capitalized and depreciated using the straight line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

   Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $475 in 2017.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

   The Company does not have significant unrecognized tax benefits as of December 31, 2017. The Company's tax returns are subject to examination by the IRS as well as applicable state and local taxing authorities, generally for three years.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K.   Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings and its securities sold not yet purchased based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

L.   Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position of December 31, 2017, through February 16, 2018, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure.

M.   Pronouncements issued not yet effective. In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We currently anticipate adopting the standard using the full retrospective method to restate each prior reporting period presented.

D.L. BAKER & CO., INCORPORATED

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The new standard will be effective for us beginning January 1, 2018.

We anticipate this standard will not have a material impact on our financial statements. While we are continuing to assess all potential impacts of the standards, we currently believe the net change will not be significant.

NOTE 3.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $808,370 which was $708,370 in excess of its required net capital of $100,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was .0195 to 1.

NOTE 4.   EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5.   REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2017, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio, and at the Chicago, Illinois, regional office of the Commission.

NOTE 6.   EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees were covered under a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors was able to elect to make a discretionary contribution. No discretionary contribution was authorized for 2017.

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7.   COMMITMENTS AND CONTINGENCIES

Leases

The Company modified its lease in Rocky River, Ohio in 2017.The new lease expires September 30, 2019 and requires monthly payments of $3,630.

Rental expense for the operating lease amounted to $51,395 for the year ended December 31, 2017.

Pronouncements issued not yet effective - In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of lease assets and lease liabilities on the balance sheet. Most prominent among the amendments is the recognition of assets and liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

The new standard will be effective for us beginning January 1, 2019, with early adoption permitted.

We anticipate this standard will not have a material impact on our financial statements. While we are continuing to assess all potential impacts of the standard, we currently believe the most significant impact relates to our accounting for our office space lease.

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Contingency

The Company is not aware of and has not accrued for additional contingencies.